

August 24, 2011

<u>Via E-mail</u>
Mr. Stephen J. Browand
President and Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

> **Re:** **BioNeutral Group, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2011**
> **Filed June 14, 2011**
> **File No. 333-149235**

Dear Mr. Browand:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief